October 30, 2007

Mr. Edwin Adames

Senior Staff Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re: Washington Mutual, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

File No. 001-14667

Dear Mr. Adames:

Regarding the staff’s comment letter dated September 21, 2007, and as discussed with you earlier today, we plan to respond to your letter by November 15, 2007.  If you have any questions prior to our response, please contact me at (206) 500-1785 or

Tony Goulart, III, Senior Vice President and Financial Reporting Manager at (206) 500-3077.

Sincerely,

/s/ Melissa J. Ballenger
Melissa J. Ballenger
Senior Vice President and Controller